SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2002

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                      N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

Registrant's telephone number, international:  + 011-41-1-317-7111
                                               -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No   X
                        ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------------

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated October 21, 2002, in connection with asbestos-related liabilities of its subsidiary, Combustion Engineering, Inc.

2. Press release of the Company, dated October 21, 2002, in connection with the Company's 2002 earnings outlook.

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Press Release

For your business and technology editors

ABB considers options for Combustion Engineering asbestos liability

Zurich, Switzerland, Oct. 21, 2002 - The ABB Group announced today it is likely that the expected asbestos-related costs of its U.S. subsidiary Combustion Engineering, Inc. (CE) now exceed the value of CE's assets, if CE's historical settlement policies are continued into the future. The book value of CE's assets as of September 30, 2002 is US$812 million.

CE and the ABB Group are considering various options for resolving the asbestos liability, including the possible reorganization of CE under Chapter 11 of the U.S. Bankruptcy code.

It is ABB's position that CE's asbestos-related liability can only be asserted against CE. Some claimants have named other entities in connection with claims against CE, including ABB Inc. and ABB Ltd., but there has been no adjudication that any other entity within the ABB Group has liability for claims against CE.

ABB acquired CE in 1990. Historically, asbestos containing insulation materials were used to insulate CE boilers. CE has paid out US$865 million to claimants from 1990 to end 2001.

Many factors will affect the ultimate cost of resolving CE's liability, and it is not possible now to determine the magnitude of those costs. Because the ultimate cost of resolution is uncertain, the current reserve is not being increased, but it no longer represents an estimate of the expected cost to CE of continuing to resolve current and future claims under its historical settlement policy.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes,", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.


For further information please contact:
Media Relations:                          Investor Relations:
ABB Corporate Communications, Zurich      Switzerland: Tel. +41 43 317 38 04
Thomas Schmidt                            Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                      USA: Tel. +1 203 750 7743
Fax: +41 43 317 7858                      investor.relations@ch.abb.com
media.relations@ch.abb.com

Press Release

For your business and technology editors

ABB revises earnings outlook downward

Confirms net debt reduction target of US$ 1.5 billion by year-end

Zurich, Switzerland, October 21, 2002 - ABB said today it is revising its 2002 earnings outlook downward as a result of lingering market weakness and slower than expected benefits from its cost reduction program.

At the same time, ABB confirmed its target of reducing net debt by US$ 1.5 billion by year-end, down from the level of US$ 4.1 billion at the end of 2001.

"The early signs of economic recovery that we saw in the first half of the year have not materialized," said ABB chairman and CEO Jurgen Dormann. "Visibility during the months of July and August was low, and we now see that September has not delivered the expected recovery. As a result, we are lowering our outlook for earnings."

Dormann added that the company had anticipated stronger markets would lift earnings in the second half of the year. This would have offset the impact of write-downs in some large Oil, Gas and Petrochemicals projects, losses in Building Systems, investment write-downs in New Ventures and cost overruns in Utilities.

"Given the uncertainty surrounding the strength and timing of an economic recovery, we will not give an updated earnings outlook at this time," said Dormann. "What is clear is that the cost base of the company is still too high given the weak market conditions. We are speeding up our efforts to cut costs and further streamline the organization in line with our core businesses of power and automation technologies."

The company said its medium-term targets were under review.

As previously announced, the company will release its third-quarter results on October 24, 2002.

This press release includes forward -looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For further information please contact:
Media Relations:                            Investor Relations:
ABB Corporate Communications, Zurich        Switzerland: Tel. +41 43 317 38 04
Thomas Schmidt                              Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                        USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                        investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ABB LTD

Date:  October 21, 2002                  By:     /s/  BEAT HESS
                                            -----------------------------------
                                            Name:   Beat Hess
                                            Title:  Group Senior Officer



                                         By:     /s/ HANS ENHORNING
                                            -----------------------------------
                                            Name:  Hans Enhorning
                                            Title: Group Vice President